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Letter to Shareholders

September 25, 2002

Calgary, AB

Dear Shareholder,

We feel that Enterra Energy Corp. has changed so significantly since our last quarterly report, a special interim shareholder letter reporting on our progress is warranted. Enterra has concluded a significant transition and has reached a higher level of capability. We have indicated that our goal is to exit this year at the rate of approximately 5,000 barrels of oil equivalent per day (boed). This level of production at today’s pricing would equate to approximately $50 million USD in revenues, $18 million USD in cash flow or about $2.00 per share in cash flow on an annualized basis.

To better understand this change, I feel it is important to review the past year. As most of you are aware, our Company was formed through the combination of two public oil and gas companies effective August 1, 2001, followed by a name change to Enterra Energy Corp. in December of 2001. The first three of the following targets had been our focus, so that the fourth could take place.

    Assemble an exceptional, experienced and motivated management team.
    Create a detailed development plan. Generate, prioritize and optimize prospects.
    Obtain financing for development plan.
    Develop the prospects with a resulting exceptional growth profile.

I am pleased to report we have completed assembling our management team of which we are extremely proud. This team has all the attributes to meet our objectives and make Enterra extremely successful.

Secondly, the prospects within Enterra have been prioritized and optimized resulting in additional land and facility purchases. This process included both technical and financial evaluation setting out a detailed plan of development for the Company. Included in this plan were the operational aspects as well as the financial requirements.

With respect to meeting the financial requirements of the detailed development plan, the Company has taken a number of steps while maintaining the current number of outstanding shares. Enterra has rationalized certain non core properties increasing its available capital, increased its bank lines of credit with the ongoing optimization of its current properties, performed leaseback arrangements on some of its facilities and structured a $25 million USD acquisition line. The Company is now at the final step of its above mentioned goals. The team has been assembled, the prospects are not only in place but have been optimized and prioritized and the financing has been structured to allow the Company to focus on executing our drilling and development programs. We are currently in the process of this execution as we have begun our drilling program which should see us drill over 50 wells between now and year-end.

Like most other businesses and industries, there are some useful benchmarks to gauge progress. For instance, a successful company can be measured by such factors as increased production, reduced cost per unit and the price paid per unit. These factors are fairly universal, irrespective of industry. We have made progress on all three. Within our Company, we are clearly increasing production. Our production year-over-year has virtually doubled since 1999. This year should be no exception. With respect to operating costs, since the first quarter of 2001, our operating costs have been cut in half. With regard to pricing, oil and natural gas pricing are set by the global markets and are somewhat out of our hands. However, there are several things we can do to mitigate the effect of pricing, namely, increased production, reduced operating costs and hedging programs. We have performed in all three. The best hedge against lower commodity prices is lowering operating costs. In spite of oil prices declining by 40% and natural gas prices declining by 23% from 2000 to 2001, our cash flow, earnings and cash flow/share and earnings/share have increased.*

With a strong foundation in place, Enterra has been transformed into a company which is executing a sound, but fast-paced drilling program. As of this writing, we are in line with our budgeted production expectations giving us the confidence to state that baring the unforeseen, we will be able to increase our production to a 2002 exit rate of around 5,000 boe/d. This projection factors in the production decline in the first and second quarters as a result of the sale of non-core properties and the purchase of additional lands and working interests. These reductions were deliberate and planned, enabling the Company to obtain the necessary capital to perform the detailed development program and optimize its holdings in key areas. We look forward to the coming months as the rewards of our extensive prioritizing, optimizing and planning are reaped.

In summary, your Company has grown at approximately 100% per year over the past three years. This year ending December 31, 2002, we again have the goal of doubling our production rate as compared to the December 31, 2001 exit rate. We are currently planning for similar growth in 2003. You are now a shareholder of a much more significant company with substantial cash flow and asset base. We will endeavor to continue to communicate our results on a timely basis, however our policy is to only communicate individual well success if it equals 10% or more of our current production. We do however issue news releases on newsworthy events, which are posted on our website, www.enterraenergy.com as well as on the major Internet sites that carry corporate and business news.

Thank you for your continued support, backed by your investment in the future of Enterra Energy.

Yours truly,

Reg Greenslade, P.Eng.

President and Chief Executive Officer

* adjusted for one time restructuring charge of $599,000 USD as a result of the Plan of Arrangement combining the two prior public companies.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.